March 18, 2025

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed February 20, 2025
           Amendment No. 4 to Registration Statement on Form F-1
           Filed March 10, 2025
           File No. 333-281949
Dear Elvis Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 12, 2025 letter.

Amendment No. 3 to Form F-1 filed February 20, 2025
Capitalization, page 33

1. As a related matter, the footnote to this table states "[t]he number of our Ordinary
       Shares to be outstanding after this Offering is based on 21,950,000 Ordinary Shares outstanding as of the date of this prospectus." This appears to be a conflicting statement as the number of shares outstanding as of the date of this prospectus is
       20,200,000. Please revise the disclosure to clearly state the shares outstanding after the Offering or as of the date of the prospectus.
 March 18, 2025
Page 2



2. Please revise the description of ordinary shares issued and outstanding on a pro forma and pro forma as adjusted basis after the offering to include the ordinary shares issued and outstanding prior to the offering. It appears the figures presented subsequent to the offering should be 21,950,000.
Dilution, page 35

3. Please revise your narrative disclosure to include a description, calculation, and values of net tangible book value and net tangible book value per share immediately prior to the offering.
General

4. We note that your forum selection provision in Section 161 of your amended and restated charter identifies the United States District Court for the Southern District of
       New York (or, if such court lacks subject matter jurisdiction, the state courts in New
       York County, New York) as the exclusive forum for claims arising from the US federal securities laws. Please describe this provision in a new risk factor, as well as in the Description of Share Capital section. In both places, further state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that there is uncertainty as to whether a court would enforce such provision given that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In the risk factor, describe the risks or other impacts of this provision on investors, including increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.
Amendment No. 4 to Registration Statement on F-1
Exhibit 5.1, page 1

5. Please revise this opinion or include a separate opinion that opines on the legality of the shares being offered pursuant to the Resale Prospectus. Refer to
Section II.A of
       Staff Legal Bulletin No. 19.
Exhibit 5.2

6. Please revise your statement in Section D that "[o]ther than the Company, no other person or entity may use or rely on this opinion...," given that it is impermissible to state or imply that only the registrant or its board is entitled to rely upon the opinion.
       Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Also revise Section E.7 to include the statement that the disclosure in the section "Hong Kong Tax Considerations" constitutes your opinion. Refer to Section III.B. 2 of
Staff Legal
       Bulletin No. 19.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related
 March 18, 2025
Page 3

matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   David L. Ficksman